Exhibit 4.24

Share Transfer Agreement

By and among

Tibet Zhuohua Capital Management Co., Ltd

and

Xinjiang NQ Mobile Venture Capital Investment Co., Ltd.

and

FL Mobile Jiutian Technology Co., Ltd.

Date: August 3, 2016

Share Transfer Agreement

The share transfer agreement (“Agreement”) is made and entered into in Beijing, China on August 3, 2016 by and among:

Tibet Zhuohua Capital Management Co., Ltd (“Party A”) with its registered address at Dagze Industrial Park, Lhasa, Tibet and legally represented by Xue Jialin; and

Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Party B”) with its registered address at Suite 202, the Comprehensive Service Building of Shenzhen-Kashi Technological Innovation Service Center, West Area of Shenzhen Industrial Park set up by Kashi Economic Development Zone, Kashi Prefecture, Xinjiang Uygur Autonomous region, and legally represented by Xu Zemin; and

FL Mobile Jiutian Technology Co., Ltd. (“Party C”) with its address at Southwest Section of F/4, Hangxing Tower 2, Courtyard 11, East Hepingli Street, Dongcheng District, Beijing, and legally represented by Mr. Vincent Wenyong Shi

(Party A, Party B and Party C are collectively referred to as “Parties”).

Whereas:

(1)	Party A is a limited liability company duly incorporated and lawfully existing under the law of the People’s Republic of China;

(2)	Party B is a limited liability company duly incorporated and lawfully existing under the law of the People’s Republic of China and controlled by NQ Mobile Inc.;

(3)	Party C is a limited liability company duly incorporated and lawfully existing under the law of the People’s Republic of China and registered at Beijing Administration for Industry and Commerce, Dongcheng Branch, with the registered capital of RMB 13.5 million and paid-in capital of RMB 13.5 million; Party B owns 64.87% shares of Party C, representing the capital contribution of RMB 8.75745 million;

(4)	Party A agrees to acquire 1% shares of Party C held by Party B (representing the capital contribution of RMB 135,000); Party B agrees to transfer such shares to Party A.

Therefore, the parties hereto, after friendly negotiation, reached and agreed to be bound by the following terms and conditions in relation to the said share transfer and relevant shareholders’ rights:

Article 1 Share Transfer

1.1	Target Shares

The parties agree that, Party B transfers 1% shares held by it of Party C (representing the capital contribution of RMB 135,000, “Target Shares”) , and Party A agrees to accept the transfer of the Target Shares according to the terms and conditions set out herein.

1.2	Transfer Price

The parties confirm that, based on the calculation of the overall appraised value of 100% shares of Party C which is RMB 5,000,000,000, the transfer price payable by Party A to Party B for the Target Shares is RMB50,000,000.

1.3	Transaction Documents for the Share Transfer

In order to complete the investment hereunder, the parties shall execute or confirm the following documents:

(1)	This Share Transfer Agreement jointly executed by Party A, Party B and Party C;

(2)	The new applicable article of association of Party C after the Completion of the Share Transfer hereunder;

(3)	The resolution of the meeting of members of Party C regarding the Share Transfer (waiver of first right of refusal) and amendment of its articles of association; and

(4)	Other agreements or documents required for completion of the Share Transfer.

1.4	Conditions and Procedures for Payment of the Transfer Price

(1)	Conditions and Procedures for Payment of the First Tranches of the Transfer Price

Party A shall, within 15 business days after the Agreement takes effect, pay 60% of the Transfer Price which is RMB 30,000,000 to the account of Party B:

☐ the parties shall make best endeavors to execute or sign the transaction document set out in article 1.3 hereof and recognized by them;

☐ As of the date of payment, unless otherwise provided herein, the parties have properly and continually performed all the representations and warranties under article 2 hereof, and undertakes that all such representations and warranties are true, accurate and complete in all material aspects without any falsity, material omission or misleading content.

(2)	Conditions and Procedures for Payment of the Second Tranches of the Transfer Price

Party A shall pay 40% of the Transfer Price which is RMB 20,000,000 to the account of Party B before December 31, 2016.

1.5	Change Registration at the Administration for Industry and Commerce

The parties shall, within 15 business days after the Agreement takes effect, file the materials regarding the application for registration of the Share Transfer with the administration for industry and commerce.

1.6	Assumption of Taxes

The various taxes payable due to the transaction contemplated herein shall be respectively borne by the parties as per the relevant laws and regulations.

Article 2 Representations and Warranties

2.1 Representations and Warranties Made by the Parties to One Another

Each Party hereby represents and warrants to the other parties as follows:

(1)	It is a company duly incorporated and lawfully existing under the law of the People’s Republic of China;

(2)	Pursuant to the laws applicable to it, except for the condition precedent set out in article 6.1 hereof, it has all the powers, authorization and approvals necessary for the execution of the Agreement and for the full performance of any and all its obligations hereunder; and

(3)	The execution of the Agreement will not violate any contract, agreement, articles of association, effective judgment, award, ruling or administrative decision which is binding upon it.

2.2 Arrangement during the Transitional Period

During the period between the execution of the Agreement and the completion of the registration of the Share Transfer specified in article 1.5 hereof at the administration for industry and commerce, unless otherwise expressly provided herein or agreed by Party A in writing, Party B and Party C covenant as follows:

(1)	The Company will maintain its normal operation, the continual effectiveness and performance of all its material contracts and its equipment and facilities, and ensure that its current assets will not undergo any unusual reduction in value;

(2)	The Company will not adopt any decision or resolution on the interest of its shareholders, including the profit distribution in any form, or change its capital or shareholding structure except the change due to the Agreement;

(3)	The Company may not enter into any contract or agreement that restricts its current normal operation, or provide any external security (except for the normal extension or renewal of any loan) or external loans (including security or loans to or in favor of its shareholders), or transfer or sell its substantial assets or business, or make any outbound investment;

(4)	The Company may not participate in any agreement or arrangement which may restrict or adversely affect the transaction or arrangement hereunder; and

(5)	The Company may not participate in any activity which may lead to any material adverse change to the business, operation, assets or debts of the Company.

2.3 Further Commitment of Party A

(1)	Party A will pay the Transfer Price in a timely manner and in full amount; and

(2)	Party A will ensure the legal source of the funds used to pay for the Transfer Price.

2.4 Further Commitments of Party B and Party C

(1)	Party B undertakes that it lawfully owns the Target Shares without any pledge, freezing or any other encumbrance thereon, and that Party B has the right to exercise all its power and right for voting and transfer and other right rights in connection with the Target Shares;

(2)	After the completion of the Transaction hereunder, except for the suit disclosed to Party A, Party B will bear all the liability for payment, compensation or indemnification incurred or suffered by Party C due to any warranty, action or arbitration or due to the violation by Party C of any law, regulation or normative documents on environmental protection, taxation, product quality, personal injury, intellectual property, labor and social security that exists or happens before the day when the registration of the Share Transfer is conducted at the administration for industry and commerce (that is, relevant acts happens before the day of such registration); if the said amount has been disbursed by Party C, Party B will reimburse the same after the disbursement or within 10 business days after the disbursement is made.

(3)	All the debts owed to or by Party C as of the execution of the Agreement are true and valid, and the financial data provided by Party B and Party C to Party A are true and accurate and able to effectively reflect the performance of Party C;

(4)	Any other debts or contingent indebtedness of Party C other than those which have been disclosed will be assumed and settled by Party B. If they have been satisfied by Party C, Party B shall make full indemnification to Party C within 10 business days after the actual satisfaction; and

(5)	The mobile game business and mobile online marketing business of NQ Mobile Inc. will be completely retained by Party C and the affiliates of Party C. After the completion of the Transaction hereunder, the personnel, technology and intellectual property of NQ Mobile Inc. (including its affiliates) which are related to the mobile game business and mobile online marketing business will enter Party C and the affiliates of Party C, and the relevant resources like technology and intellectual property (if any) shall be transferred to Party C free of charge.

Article 3 Confidentiality

3.1 Confidentiality

The parties acknowledge and confirm that the content of the Agreement and the oral or written data exchanged among them in connection with the Agreement are confidential and shall be kept confidential and may not be disclosed to any third party without the written consent of the other two parties, except for:

(1)	The data that have fallen or will fall into the public domain (other than the unauthorized disclosure of the same by the party to whom such data are made available); and

(2)	The data whose disclosure is required by the law or other relevant provisions.

The disclosure of any of the data by any personnel of or any entity engaged by a party hereto shall be deemed to be the disclosure of such party, in which event, such party shall be liable for breach as per the Agreement. This article 3 shall survive the termination of the Agreement for any reason whatsoever.

Article 4 Liability for Breach

4.1 Liability for Breach

The party breaching the Agreement (“Breaching Party”) agrees to indemnify and hold other parties (“Non-breaching Parties”) harmless from any damage, loss and fees (including without limitation of the fees for attorney, litigation, arbitration or fees for any investigation of any claim) suffered or possibly suffered by the Non-breaching Party due to breach of any of the provisions hereof.

Article 5 Applicable Laws and Dispute Settlement

5.1 Applicable Laws

The formation, effect, interpretation and execution of and any dispute in connection with the Agreement shall be governed by the Chinese laws.

5.2 Dispute Settlement

Any dispute arising from or in connection with the execution or performance of the Agreement shall be settled by the two parties through friendly negotiation. If the dispute cannot be settled within thirty (30) days after a party hereto sends a notice to the other party/parties requiring the negotiation thereon, then, any party may refer it to China International Economic and Trade Arbitration Commission for arbitration as per its rules then in force. The arbitral award shall be final and binding upon all the parties.

Article 6 Effect and Other Matters

6.1 Effect

The Agreement shall establish as of its execution and effective from the date of the resolution of the board of directors of NQ Mobile Inc. of approving the share transfer.

6.2 Non-assignable

No party may transfer any of the rights and obligations hereunder to any third party.

6.3 Text and Execution

The Agreement shall be executed in three originals all of which shall have the same legal force and effect.

(No Text)

(No Text Below and for Signature of the Share Transfer Agreement among Tibet Zhuohua Capital Management Co., Ltd , Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. and FL Mobile Jiutian Technology Co., Ltd.)

Party A (Seal): Tibet Zhuohua Capital Management Co., Ltd

Delegate/Authorized Representative of the Executive Partner (Signature):

By:	/s/ Xue Jialin

Name:	Xue Jialin

Party B (seal): Xinjiang NQ Mobile Venture Capital Investment Co., Ltd.

Legal/Authorized Representative (Signature):

By:	/s/ Xu Zemin

Name:	Xu Zemin

Party C (seal): FL Mobile Jiutian Technology Co., Ltd.

Legal/Authorized Representative (Signature):

By:	/s/ Vincent Wenyong Shi

Name:	Vincent Wenyong Shi